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Exhibit 99.2 Additional Information

 Capitalized terms, as applicable, in this Exhibit 99.2 have the same meanings as the defined terms in Exhibit 99.1 to this Form 4.

 Substantially all of the outstanding voting stock of Contran is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of each of the Trusts, Mr.

Simmons has the power to vote and direct the disposition of the shares of

Contran stock held by each of the Trusts.  Mr. Simmons, however,

disclaims beneficial ownership of any shares of Contran stock that the

Trusts hold.

 Mr. Harold C. Simmons is the chairman of the board of Contran.

 Immediately prior to the Merger, and by virtue of the holding of the office and the stock ownership and his service as trustee, as described above, (a) Mr. Simmons was deemed to control Contran, Merger

Sub and the issuer and (b) Mr. Simmons was deemed to possess indirect beneficial ownership of the shares of the Common Stock directly held by

Merger Sub.  However, Mr. Simmons disclaimed beneficial ownership of the shares of Common Stock beneficially owned by Merger Sub.  As a result of the Merger, such shares of Common Stock were canceled.

 Annette C. Simmons is the wife of Harold C. Simmons and immediately prior to the Merger was the direct holder of 13,457 shares of Common

Stock. As a result of the Merger, each of her shares were converted into the right to receive cash equal to $9.00 without interest.  Mr. Simmons disclaims beneficial ownership of all shares of Common Stock that his wife formerly held directly.  Mrs. Simmons disclaims beneficial ownership of all shares that she did or does not hold directly.